File #: 0-12600

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

for May 24, 2005

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

  X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:

May 24, 2005

By: Signed "William Coyne"

William Coyne

Acting Chief Financial Officer

NEWS RELEASE

For Immediate Release

James Sharpe Joins Norsat's Board of Directors

(Vancouver, Canada) May 20, 2005, 9:31 AM, EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) announced today that James Sharpe of Seattle, Washington, has been appointed to the Board of Directors.

“Mr. Sharpe has a strong record of financial management and organizational development. Under his leadership, many companies and significant government agencies have grown and prospered.  While Chief Fiscal Officer of the North Slope Borough of Alaska, Mr. Sharpe’s efforts resulted in won awards for sound financial management and reporting for eight years. Importantly, his   enviable record and caareer is based on building  where he nurtured a pervasive culture of teamwork. to achieve this enviable record.  Mr. Sharpe’s management philosophy reflects the same spirit of ‘team and relationships’ that we are fostering here at Norsat and we are delighted to round out such an accomplishedour board team with someone of Mr. Sharpe’s calibre, ” said Dan Dixon, a Director on the Board.

James Sharpe has almost twenty-five years of senior-level management experience in the public and private sectors as a chief executive officer and as a chief financial officer for small to large, complex organizations. He is currently the President of Sharpe Associates, a Washington State firm that provides a wide spectrum of financial management services to small and medium-sized private firms, and public entities.

Mr. Sharpe’s professional career includes a stop at the Boeing Company in the mid-1960s where he performed liaison duties for Boeing with the U.S. Air Force on the Bomarc and Minuteman missile programs. He also served as the budget director for the State of Washington Community College System in the late 1960s and early 1970s, working very closely on behalf of the System with the legislative and executive branches of government. Mr. Sharpe’s long career in finance includes almost eleven years in the 1980s and 1990s as the Chief Financial Officer of the North Slope Borough, Alaska, where he managed operating and capital budgets in excess of $500 million, an investment portfolio in excess of $1 billion, and a bond financing program that allowed the Borough to build $2.5 billion of facilities in eight communities.

Mr. Sharpe holds a BA in accounting from the University of Washington School of Business, a MBA from Pepperdine University with an emphasis in management and finance, and a MS in international business by research from the University of Strathclyde in Glasgow, Scotland.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets satellite products for high-speed data transmission.  For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products and has now sold over 2.5 million products in 87 countries around the world. Norsat’s latest innovation is the Norsat OmniLink™ line of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent.

Forward Looking Statements

Statements in this release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially.  Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

More Information Contact

Bill Coyne	Norsat International Inc.
President and CEO Phone: 604-292-9000 Fax: 604-292-9011 E-mail: bcoyne@norsat.com	300 – 4401 Still Creek Drive Burnaby, British Columbia Canada V5C 6G9 www.norsat.com